OR ROYALTIES REPORTS Q3 2025 RESULTS

Record Quarterly Revenues and an 87% Year-Over-Year
Increase in Cash Flows from Operating Activities to $64.6 Million

Montréal, November 5, 2025 - OR Royalties Inc. ("OR Royalties" or the "Company") (OR: TSX & NYSE) today announced its consolidated financial results for the third quarter of 2025. Amounts presented are in United States dollars, except where otherwise noted.

Highlights

  20,326 gold equivalent ounces ("GEOs1") earned (18,408 GEOs in Q3 20242);
  Revenues from royalties and streams of $71.6 million ($42.0 million in Q3 2024);
  Cash flows generated by operating activities of $64.6 million ($34.6 million in Q3 2024);
  Cash margin3 of $69.3 million or 96.7% ($40.4 million or 96.3% in Q3 2024);
  Net earnings of $82.8 million, $0.44 per basic share ($13.4 million, $0.07 per basic share in Q3 2024);
  Adjusted earnings3 of $42.3 million, $0.22 per basic share ($21.2 million, $0.11 per basic share in Q3 2024);
  Debt free as result of full repayment of the revolving credit facility (repayments of $35.4 million in the third quarter of 2025);
  Cash balance of $57.0 million as at September 30, 2025;
  Payment of an additional C$5.0 million to Sable Resources Ltd. related to a discovery milestone associated with TDG Gold Corp.'s AuWest target in northern British Columbia;
  Second payment of $10.0 million on the Cascabel gold stream made by OR Royalties International Ltd. ("OR Royalties International"), a subsidiary of the Company; and,
  Declaration of a quarterly dividend of $0.055 per common share paid on October 15, 2025 to shareholders of record as of the close of business on September 30, 2025.

Subsequent to September 30, 2025

  Receipt of $49.0 million from Harmony Gold Mining Co Ltd. ("Harmony") for shares held by OR Royalties International upon closing of Harmony's transaction to acquire MAC Copper Limited (4,000,000 shares at $12.25 per share); and,
  Declaration of a quarterly dividend of $0.055 per common share payable on January 15, 2026 to shareholders of record as of the close of business on December 31, 2025.

Management Commentary

Jason Attew, President & CEO of OR Royalties commented: "The strength of our third quarter cash flows has enabled us to pay off the remaining balance of our revolving credit facility. We are debt free for the first time in 10+ years. With an aggregate liquidity profile of approximately one billion dollars, we remain hard at work in our disciplined pursuit of additional accretive growth opportunities.

Looking across our portfolio, we're excited to have had the Dalgaranga Integration Study released by Ramelius Resources, which now calls for first gold production in early calendar 2026, and also for Dalgaranga to play an integral role in Ramelius' path towards becoming a 500,000 ounces gold producer over the next five years. Also in Australia, we couldn't be more pleased to now officially count Harmony Gold as our newest operating partner at the CSA mine, with Harmony's acquisition of MAC Copper having now closed. Needless to say, we are very excited to see how Harmony plans to further optimize the mine going forward. In terms of what we're expecting as key portfolio catalysts due before year-end, we'll be watching for Orla Mining's Updated Feasibility Study for South Railroad as well as updates from both Osisko Development and Solidus Resources as it relates to plans for near-term mine construction activities at Cariboo and Spring Valley, respectively. Shortly after that, and now pushed into early next year, we're expecting Alamos Gold's Island Gold District Expansion Study."

Q3 2025 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Conference Call:	Thursday, November 6th, 2025 at 10:00 am ET

Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local - Montreal: 1 (514) 400-3792 Local - Toronto: 1 (289) 514-5100 Local - New York: 1 (646) 307-1865 Conference ID: 08442
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1738147&tp_key=0e761fc1ca

Replay (available until Saturday, December 6th, 2025 at 11:59 PM ET):	North American Toll-Free: 1 (888) 660-6264 Local - Toronto: 1 (289) 819-1325 Local - New York: 1 (646) 517-3975 Playback Passcode: 08442#
Replay also available on our website at www.ORroyalties.com

OR ROYALTIES' ANALYST & INVESTOR DAY 2025 DETAILS

In-Person:	Monday, November 10th, 2025 at 1:00pm ET Vantage Venues 150 King Street West - 16th Floor Toronto, ON
Live Webcast:	Monday, November 10th, 2025 at 1:00pm ET
Webcast Link (requires registration):	https://webinars.vantagevenues.com/or-royalties-analyst-and-investor-day-2025/

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at OR Royalties Inc., who is a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

About OR Royalties Inc.

OR Royalties is a precious metals royalty and streaming company focused on Tier-1 mining jurisdictions defined as Canada, the United States, and Australia. OR Royalties commenced activities in June 2014 with a single producing asset, and today holds a portfolio of over 195 royalties, streams and similar interests. OR Royalties' portfolio is anchored by its cornerstone asset, the 3-5% net smelter return royalty on Agnico Eagle Mines Ltd.'s Canadian Malartic Complex, one of the world's largest gold mines.

OR Royalties' head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (647) 477-2087 Email: htaylor@ORroyalties.com

Notes:

(1) Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties and other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period.

Average Metal Prices

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Gold (i)	$3,457	$2,474	$3,021	$2,296
Silver (ii)	$39.40	$29.43	$32.76	$27.22
Copper (iii)	$9,797	$9,210	$9,556	$9,131

Exchange rate (C$/US$) (iv)	0.7261	0.7332	0.7152	0.7351

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

(2) Three months ended September 30, 2024 ("Q3 2024").

(3) Non-IFRS Measures

Cash margin

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of the cash margin per type of interests (in thousands of dollars and in percentage of revenues) is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$

Royalty interests
Revenues	42,734	28,207	121,709	95,026
Less: cost of sales (excluding depletion)	(251)	(49)	(567)	(233)
Cash margin (in dollars)	42,483	28,158	121,142	94,793

Depletion	(2,697)	(2,026)	(8,815)	(10,048)
Gross profit	39,786	26,132	112,327	84,745

Stream interests
Revenues	28,891	13,770	65,196	39,389
Less: cost of sales (excluding depletion)	(2,116)	(1,521)	(5,979)	(4,324)
Cash margin (in dollars)	26,775	12,249	59,217	35,065

Depletion	(7,462)	(4,951)	(16,701)	(13,084)
Gross profit	19,313	7,298	42,516	21,981

Royalty and stream interests Total cash margin (in dollars)	69,258	40,407	180,359	129,858
Divided by: total revenues	71,625	41,977	186,905	134,415
Cash margin (in percentage of revenues)	96.7%	96.3%	96.5%	96.6%

Total - Gross profit	59,099	33,430	154,843	106,726

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(in thousands of dollars, except per share amounts)	$	$	$	$

Net earnings	82,845	13,409	140,843	9,162

Adjustments:
Impairment of royalty, stream and other interests	5,495	-	5,495	49,558
Foreign exchange (gain) loss	(300)	(540)	(1,125)	2,653
Share of loss of associates	8,313	8,203	14,178	20,534
Changes in allowance for expected credit losses and write-offs	-	-	-	(1,399)
Loss (gain) on investments	56	76	366	(3)
Gain on deemed disposal of an associate	(54,439)	-	(54,439)	-
Reclassification of accumulated other comprehensive loss to the statement of income on the deemed disposal of an associate	1,147	-	1,147	-
Tax impact of adjustments	(850)	3	(586)	(13,083)

Adjusted earnings	42,267	21,151	105,879	67,422

Weighted average number of common shares outstanding (000's)	188,312	186,408	187,685	186,145

Adjusted earnings per basic share	0.22	0.11	0.56	0.36

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the fact that all conditions for payment of the dividend will be met, that development and milestones and ramping up to be achieved by operators of the properties in which the Company holds interest will be achieved in a timely manner, and that the CSA mine will be successfully optimized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties' PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, OR Royalties relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

OR Royalties Inc. Consolidated Balance Sheets As at September 30, 2025 and December 31, 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)

	September 30,	December 31,
	2025	2024
	$	$

Assets

Current assets

Cash	57,042	59,096
Amounts receivable	3,448	3,106
Other assets	723	1,612
Investment held for sale	48,840	-
	110,053	63,814

Non-current assets

Investments in associates	-	43,262
Other investments	178,559	74,043
Royalty, stream and other interests	1,140,218	1,113,855
Goodwill	79,878	77,284
Other assets	8,045	5,376
	1,516,753	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities	5,451	5,331
Dividends payable	10,349	8,433
Income tax liabilities	8,120	-
Lease liabilities	1,249	852
	25,169	14,616

Non-current liabilities

Lease liabilities	4,027	3,931
Long-term debt	-	93,900
Deferred income taxes	91,368	76,234
	120,564	188,681

Equity

Share capital	1,696,038	1,675,940
Contributed surplus	64,327	63,567
Accumulated other comprehensive loss	(57,328)	(141,841)
Deficit	(306,848)	(408,713)
	1,396,189	1,188,953
	1,516,753	1,377,634

OR Royalties Inc. Consolidated Statements of Income For the three and nine months ended September 30, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
	$	$	$	$
		(restated)		(restated)
Revenues	71,625	41,977	186,905	134,415

Cost of sales	(2,367)	(1,570)	(6,546)	(4,557)
Depletion	(10,159)	(6,977)	(25,516)	(23,132)
Gross profit	59,099	33,430	154,843	106,726

Other operating expenses
General and administrative	(4,902)	(4,896)	(15,799)	(14,089)
Business development	(2,015)	(1,106)	(6,920)	(3,645)
Impairment of royalty, stream and other interests	(5,495)	-	(5,495)	(49,558)
Operating income	46,687	27,428	126,629	39,434
Interest income	1,062	1,166	2,278	3,009
Finance costs	(886)	(1,658)	(3,740)	(6,500)
Foreign exchange gain (loss)	300	540	1,125	(2,653)
Share of loss of associates	(8,313)	(8,203)	(14,178)	(20,534)
Other gains (losses), net	53,236	(76)	52,926	1,402
Earnings before income taxes	92,086	19,197	165,040	14,158
Income tax expense	(9,241)	(5,788)	(24,197)	(4,996)
Net earnings	82,845	13,409	140,843	9,162

Net earnings per share
Basic	0.44	0.07	0.75	0.05
Diluted	0.44	0.07	0.74	0.05

OR Royalties Inc. Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2025 and 2024 (Unaudited)
(tabular amounts expressed in thousands of United States dollars)
	Three months ended September 30,		Nine months ended September 30,

	2025	2024	2025	2024
	$	$	$	$
		(restated)		(restated)
Operating activities
Net earnings	82,845	13,409	140,843	9,162
Adjustments for:
Share-based compensation	2,056	1,582	6,316	4,800
Depletion and amortization	10,493	7,219	26,434	23,859
Impairment of royalty, stream and other interests	5,495	-	5,495	49,558
Changes in expected credit losses of other investments	-	-	-	(1,399)
Share of loss of associates	8,313	8,203	14,178	20,534
Change in fair value of financial assets at fair value through profit and loss	56	76	366	(3)
Gain on deemed disposal of an associate	(54,439)	-	(54,439)	-
Reclassification to the statement of income of other comprehensive loss on the deemed disposal of an investment in associate	1,147	-	1,147	-
Foreign exchange (gain) loss	(291)	(555)	(1,170)	2,652
Deferred income tax expense	5,598	5,150	13,905	3,646
Other	(74)	111	196	338
Net cash flows provided by operating activities before changes in non-cash working capital items	61,199	35,195	153,271	113,147
Changes in non-cash working capital items	3,405	(631)	8,787	(2,987)
Net cash flows provided by operating activities	64,604	34,564	162,058	110,160

Investing activities
Acquisitions of short-term investments	-	(963)	-	(5,333)
Acquisitions of investments	-	-	(12,359)	-
Proceeds on disposal of investments	805	-	805	3,847
Acquisitions of royalty, stream and other interests	(13,655)	(10,522)	(36,869)	(10,522)
Proceeds on the exercise of a buy-down right	2,051	-	2,051	-
Other	(371)	(26)	(844)	(31)
Net cash flows used in investing activities	(11,170)	(11,511)	(47,216)	(12,039)

Financing activities
Increase in long-term debt	-	-	10,437	-
Repayment of long-term debt	(35,372)	(20,000)	(105,372)	(84,721)
Exercise of share options and shares issued under the share purchase plan	38	614	11,514	6,223
Normal course issuer bid purchase of common shares	-	(428)	-	(428)
Dividends paid	(9,700)	(7,880)	(25,163)	(22,963)
Withholding taxes on settlement of restricted and deferred share units	-	(238)	(6,464)	(2,442)
Other	(361)	24	(1,836)	(978)
Net cash flows used in financing activities	(45,395)	(27,908)	(116,884)	(105,309)

Increase (decrease) in cash before effects of exchange rate changes on cash	8,039	(4,855)	(2,042)	(7,188)
Effects of exchange rate changes on cash	(623)	203	(12)	(650)
Net increase (decrease) in cash	7,416	(4,652)	(2,054)	(7,838)
Cash - beginning of period	49,626	48,018	59,096	51,204
Cash - end of period	57,042	43,366	57,042	43,366